1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No. 45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

SPIL Board of Directors Proposes NT$ 1.62 Cash Dividend

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: Mar 24, 2011

Taichung, Taiwan, March 24, 2011 - Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”) (Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors, at which the Board adopted a proposal recommending distribution of NT$ 1.62 cash dividend per share. The proposal will be discussed and brought to a vote at the Company’s regular shareholders’ meeting scheduled on June 22, 2011. The Board of Directors also approved:

1. Approved the 2010 Business Report and Financial Statements. Net revenue for 2010 were NT$ 60,072,283 thousand (Net consolidated revenue were NT$63,857,470 thousand), and net income was NT$ 5,626,907 thousand with diluted EPS of NT$ 1.80 per share.

2. Approved a proposal for distribution of 2010 profits:

(1)	A cash dividend of NT$ 1.62 per share will be distributed to the common shareholders.

(2)	In accordance with new accounting regulations requiring expensing of employee profit-sharing, SPIL’s 2010 net income of NT$ 5,626,907 thousand has already factored in employee profit-sharing expenses of NT$ 560,945 thousand and remuneration to directors and supervisors of NT$ 50,642 thousand. Employees’ bonuses of NT$ 560,945 thousand will be distributed all in cash.

3. Approved to amend the Company’s Articles of Incorporation.

4. Approved to amend the Company’s “ Director and Supervisors election procedure”.

5. Approved to elect nine Directors and three Supervisors in 2011 regular shareholders’ meeting.

6. The Board of Directors has proposed to release the restriction of competition on new-elected Directors imposed under Article 209 of the Company Law.

7. Approved to schedule the 2011 Regular Shareholders’ meeting on June 22, 2011 in Taichung.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: March 24, 2011	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer